Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Trulieve Cannabis Corp. on Form S-3 (File No. 333-266059) and Form S-8 (File No. 333-260098, 333-259175) of our report dated March 8, 2023, with respect to our audits of the consolidated financial statements of Trulieve Cannabis Corp. as of December 31, 2022 and 2021 and for the years then ended and our report dated March 8, 2023 with respect to our audit of internal control over financial reporting of Trulieve Cannabis Corp. as of December 31, 2022, which reports are included in this Annual Report on Form 10-K of Trulieve Cannabis Corp. for the year ended December 31, 2022.

Our report on the effectiveness of internal control over financial reporting expressed an adverse opinion because of the existence of material weaknesses.

/s/ Marcum llp

Marcum llp

West Palm Beach, FL

March 8, 2023